# DECORATOR INDUSTRIES, INC.

## 2005 Annual Report

## PERFORMANCE GRAPHS

### NET SALES



$60
$50
$40
$30
$20
$10
$0


| | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| Millions | $34.8 | $38.6 | $41.8 | $50.4 | $50.5 |

### DILUTED EARNINGS PER SHARE



$ 0.75
$ 0.50
$ 0.25
$ 0.00


| | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| $ Per Share | $0.31 | $0.49 | $0.55 | $0.47 | $0.46 |

### EBITDA



$4.0
$3.0
$2.0
$1.0
$0.0


| | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| Millions | $2.3 | $3.0 | $3.4 | $3.8 | $3.8 |

### EBITDA PER SHARE



$ 1.40
$ 1.20
$ 1.00
$0.80
$0.60
$0.40
$0.20
$0.00


| | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| $ Per Share | $0.81 | $1.09 | $1.20 | $1.35 | $1.30 |

### BOOK VALUE PER SHARE



$6.00
$5.00
$4.00
$3.00
$2.00
$ 1.00
$0.00


| | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| $ Per Share | $4.43 | $4.78 | $5.22 | $5.58 | $5.84 |

### RETURN ON EQUITY



15.0%
10.0%
5.0%
0.0%


| | 2001 | 2002 | 2003 | 2004 | 2005 |
|---|---|---|---|---|---|
| R.O.E. | 7.0% | 10.7% | 11.2% | 9.2% | 8.3% |

## CORPORATE PROFILE

Decorator Industries, Inc. (AMEX-DII) designs, manufactures and sells interior furnishing products, principally draperies, curtains, shades, blinds, bedspreads, valance boards, comforters, pillows, cushions, and trailer tents. Decorator is a leading supplier of such products to the manufactured housing and recreational vehicle markets and is a growing supplier to the hospitality market.

The Company has plants located in Haleyville and Red Bay, AL, Phoenix, AZ, Douglas, GA, Elkhart and Goshen, IN, Bossier City, LA, Salisbury, NC, Bloomsburg and Berwick, PA, and Abbotsford, WI.

## FINANCIAL HIGHLIGHTS

| | 2001 | 2002 | 2003 | 2004 | **2005** |
|---|---|---|---|---|---|
| **FOR THE YEAR** | | | | | |
| Net Sales | $34,782,121 | $38,641,605 | $41,803,224 | $50,449,214 | **$50,525,343** |
| Net Income | 861,561 | 1,384,379 | 1,561,778 | 1,394,698 | **1,364,814** |
| EBITDA | 2,383,696 | 3,050,688 | 3,369,007 | 3,826,895 | **3,811,871** |
| Dividends Paid | 338,324 | 335,093 | 335,265 | 338,151 | **346,467** |
| Common Stock Repurchases | 103,649 | 210,376 | — | — | — |
| Capital Expenditures | 442,772 | 1,290,149 | 758,115 | 2,266,446 | **579,629** |
| Return on Equity | 7.0% | 10.7% | 11.2% | 9.2% | **8.3%** |
| **AT YEAR-END** | | | | | |
| Total Assets | 18,365,516 | 19,480,134 | 21,088,322 | 23,962,077 | **24,294,365** |
| Long-Term Obligations | 1,604,245 | 1,477,973 | 1,926,832 | 1,752,568 | **1,536,754** |
| Long-Term Debt/Total Capital | 11.40% | 9.97% | 11.65% | 9.98% | **8.25%** |
| Working Capital | 6,074,073 | 6,191,028 | 8,007,862 | 4,167,876 | **6,092,349** |
| Current Ratio | 2.56:1 | 2.49:1 | 3.05:1 | 1.73:1 | **2.20:1** |
| Stockholders' Equity | 12,463,950 | 13,348,108 | 14,614,621 | 15,799,668 | **17,088,012** |
| **PER SHARE** | | | | | |
| Earnings | | | | | |
| Basic | $0.31 | $0.49 | $0.56 | $0.50 | **$0.47** |
| Diluted | $0.31 | $0.49 | $0.55 | $0.47 | **$0.46** |
| Book Value | $4.43 | $4.78 | $5.22 | $5.58 | **$5.84** |
| Cash Dividends Declared | $0.12 | $0.12 | $0.12 | $0.12 | **$0.12** |
| **STOCK PRICE HISTORY** | | | | | |
| High | $4.60 | $6.80 | $6.80 | $9.29 | **$9.85** |
| Low | $2.15 | $3.86 | $4.00 | $6.35 | **$7.00** |
| Year End Close | $3.86 | $5.24 | $6.30 | $8.05 | **$8.05** |

The Company's Common Stock has been listed on the American Stock Exchange since 1978 and is identified by the AMEX symbol DII.

## STOCK PRICE PERFORMANCE GRAPH

**Comparison of five-year cumulative total return between the S&P 500 Index and the Russell 200 Index.**

The graph has been prepared assuming a $100 investment in Decorator Industries, Inc. and each index at the close of trading on December 31, 2000 and the reinvestment of all cash dividends paid during the period.



$400
$350
$300
$250
$200
$150
$100
$ 50
$ 0


| | 12/00 | 12/01 | 12/02 | 12/03 | 12/04 | 12/05 |
|---|---|---|---|---|---|---|
| **Decorator** | **100.00** | **152.61** | **211.70** | **260.20** | **337.51** | **342.31** |
| **S&P 500** | **100.00** | **88.12** | **68.64** | **88.33** | **97.94** | **102.75** |
| **Russell 2000** | **100.00** | **102.49** | **81.49** | **120.00** | **142.00** | **148.46** |

While our financial performance in fiscal 2005 was a disappointment, we begin fiscal 2006 enthusiastic about our business and our prospects and look forward to challenges and opportunities in the year ahead.

Looking back, we began fiscal 2005 with high expectations. The manufactured housing (MH) industry, coming off of two years of relatively flat shipments, after experiencing a sixty five percent decline in shipments since 1998, was forecasting modest growth for 2005. Industry shipments for January and February of 2005, up 12.8% from 2004, seemed to more than support the modest growth expectations. However, going forward, the year proved to be a disappointment as the monthly industry comparisons with 2004, excluding FEMA orders, turned negative.

Notwithstanding the industry's performance, our sales to the MH original equipment manufacturers (OEM) increased 9% for the first three quarters of 2005 as we strengthened our position with a number of customers. However, fourth quarter sales declined 6% from the year earlier as the OEM'S shifted production in response to orders received from FEMA for which there were no drapery requirements. For the year we increased MH sales over 2004 by about 5% and since 2003 over 43% while the overall MH industry performance excluding FEMA shipments has been virtually flat.

The Manufactured Housing Institute report for January 2006 indicated a 16.5% increase in shipments over January 2005 with this year's shipments "Greatly enhanced by FEMA" orders. Additionally, it is believed that industry sales may increase in 2006 from both the replenishment of dealer lots that were depleted to satisfy FEMA demand and the building of permanent replacement housing in the hurricane-devastated areas.

The Recreational Vehicle Industry Association (RVIA) forecast for 2005 projected a decline of 2.5% in recreational vehicle (RV) shipments from the year 2004. The actual RV shipments for 2005 showed an increase of 3.9% over 2004, making it the best year since 1978 and this did not include another 38,900 of emergency living units (ELU) ordered by FEMA which were not counted in the association's figures. Towable shipments displayed surprising strength, increasing 8.3% over 2004, while motor home shipments showed an unanticipated steep decline of 14.5%.

Sales to our RV customers, which include sales related to ELU orders, decreased about 8% from fiscal 2004. While our overall RV sales were impacted by the mixed performance of the RV vehicle categories described above, our decrease in RV sales was more directly related to the lower production of travel trailers and motor homes by our own customers.

Although the RVIA is forecasting a decline of about 11% in shipments for the year of 2006, the total industry shipments for the first two months of the year have shown greater strength than projected by the RVIA, increasing about 14.6%.

The new construction pipeline for the hospitality industry is at its highest since 2000 and is growing at a rapid pace. During the fourth quarter of 2005, new projects with 71,777 rooms were announced, the largest of eight consecutive quarterly increases since the 2003 bottom. Industry sources expect the construction pipeline to continue to grow through the end of the decade. Although this building boom has driven the existing inventory of hotel rooms to about 4,500,000, occupancy rates have remained high, creating a very strong and healthy market.

This surge in new construction and more importantly the refurbishing of existing properties enabled us to achieve record sales to our hospitality customers in fiscal 2005. We believe we are early in the growth cycle for the hospitality industry and we have undertaken a number of marketing initiatives which we expect will enable us to better serve this market, enhancing our opportunities for increased business. We will also be expanding our manufacturing capacity, including new building construction, to support our marketing and sales objectives.

During fiscal 2005, we continued to invest in the development of an Enterprise Resource Planning (ERP) system that would enable the company to operate on an integrated and common software platform. The process and development of the customized programs has been more difficult than expected, resulting in a decision in mid-2005 to convert to a different software platform. The implementation of the ERP system is planned for a phased roll-out late in the second quarter of 2006 and continuing over the rest of the year.

We closed our Lakeland, Florida Plant in December 2005 after deciding to consolidate the manufacturing for our customers in the southeast at our Douglas, Georgia facility which had been acquired in 2004.

As we look forward, we believe that both the short-term and long-term outlook for Decorator Industries is very favorable. We realize that conditions in the markets we serve will significantly influence our results. The MH industry enters 2006 stronger than it has been in a number of years. The overhang of excess inventories, both at the dealer lots and repossessions have been brought in line and are at normal levels. However, the availability of credit, especially at the retail level, is still restrictive. The RV market has just come off two of the best years in over twenty-five years. The projected decline for 2006 represents a mild pause in an otherwise strong upward trend expected during the next decade. Likewise, the hospitality industry appears to be in the early stages of a growth cycle.

We believe we have the capabilities and resources to expand our business faster than our markets. Our history of growth through market diversification, geographic expansion, product extensions and acquisitions provides ample evidence of our ability to act both opportunistically and with strategic vision.

We appreciate the confidence that our customers, employees, and stockholders have placed in us and we are confident that we will continue to earn it. We believe that 2006 will be an excellent year for our Company.

William Bassett
Chairman, President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7753

DECORATOR INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Pennsylvania | 25-1001433 |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| 10011 Pines Blvd., Pembroke Pines, Florida | 33024 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (954) 436-8909

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, Par Value $.20 Per Share | American Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes [ ] No [X]

Aggregate market value of common stock held by non-affiliates of the registrant as of the registrant's most recently completed second fiscal quarter, based on the closing price of registrant's common stock of $7.97 at July 1, 2005: $18,185,747

Number of shares of common stock outstanding at March 24, 2006: 2,982,390

DOCUMENTS INCORPORATED BY REFERENCE
Part III- Portions of the Proxy Statement for the 2006 Annual Meeting of Shareholders

**Cautionary Statement: The Company's Reports on Form 10-K and Form 10-Q, its Current Reports on Form 8-K, and any other written or oral statements made by or on behalf of the Company contain or may contain statements relating to future events, including results of operations, that are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent the Company's expectations or belief as to future events and, by their very nature, are subject to risks and uncertainties which may result in actual events differing materially from those anticipated. In particular, future operating results will be affected by the level of demand for recreational vehicles, manufactured housing and hotel/motel accommodations and may be affected by changes in economic conditions, interest rate fluctuations, competitive products and pricing pressures within the Company's markets, the Company's ability to contain its manufacturing costs and expenses, and other factors. Any forward-looking statements by the Company speak only as of the date made, and the Company undertakes no obligation to update or revise such statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.**

NOTE: In this report, unless the context otherwise requires, Registrant or Company means Decorator Industries, Inc. and its subsidiaries, herein sometimes also called "Decorator Industries". Reference to a particular year or the captions "For the Year" and "At Year End" refer to the fiscal periods as follows:

2005 - 52 weeks ended December 31, 2005
2004 - 52 weeks ended January 1, 2005
2003 - 53 weeks ended January 3, 2004
2002 - 52 weeks ended December 28, 2002
2001 - 52 weeks ended December 29, 2001

## PART I

### Item 1. Business.

The Company designs, manufactures and sells a broad range of interior furnishings, principally draperies, curtains, valance boards, shades, blinds, bedspreads, comforters, pillows, cushions, and trailer tents. These products are sold to original equipment manufacturers of recreational vehicles and manufactured housing and to the hospitality industry (motels/hotels) either through distributors or directly to the customers.

The Company has one industry segment and one class of products. The business in which the Company is engaged is very competitive, and the Company competes with manufacturers located throughout the country. However, no reliable information is available to enable the Company to determine its relative position among its competitors. The principal methods of competition are price, design and service.

During 2005, one customer, Fleetwood Enterprises, Inc., accounted for 22.5% of the Company's total sales. In the event of the loss of this customer, there would be a material adverse effect on the Company. However, that event is unlikely because in January 2004 the Company executed an agreement to be the exclusive supplier of Fleetwood's drapery, bedspread and other decor requirements in the manufactured housing and recreational vehicle industries for a period of six years. If, at the end of three years, Fleetwood is satisfied with the performance of the Company under this agreement, it will extend the terms of this agreement an additional three years. Most of the Company's sales to Fleetwood are governed by this supply agreement. The Company believes that it has good relations with Fleetwood.

The Company's backlog of orders at any given time is not material in amount and is not significant in the business. No material portion of the Company's sales or income is derived from customers in foreign countries.

The chief raw materials used by the Company are largely fabrics made from both natural and man-made fibers. The raw materials are obtained primarily from converters and mills. The Company is not dependent upon one or a very few suppliers. Most of its suppliers are large firms with whom, in the opinion of management, the Company enjoys good relationships. The Company has never experienced any significant shortage in its supply of raw materials.

The Company has no significant patents, licenses, franchises, concessions, trademarks or copyrights. Expenditures for research and development during 2005 and 2004 were not significant.

Compliance with federal, state and local environmental protection provisions is not expected to have a material effect upon the capital expenditures, earnings or competitive position of the Company.

The Company employs approximately 731 sales, production, warehouse and administrative employees and also uses the services of independent sales representatives.

**Item 1A. Risk Factors.**

The Company faces multiple risk factors, including risks that are industry specific to the markets that the Company serves, and risks that affect the Company as a whole.

RECREATIONAL VEHICLE MARKET (RV) RISK FACTORS

*Fuel:* Higher costs or shortages of fuel could reduce demand for RV's.

*Inventories:* Excess inventories at the retail level could temporarily reduce demand for new RV's.

*Cyclicality:* The RV market has historically experienced cyclicality. A downturn in market conditions is possible.

*Credit:* The lack of available credit for retail purchasers could reduce demand for new units.

MANUFACTURED HOUSING MARKET (MH) RISK FACTORS

*Cyclicality:* The MH market has historically experienced cyclicality. The market has been experiencing a prolonged down cycle since 1998 when approximately 374,000 units were produced nationally. For each of the past three years, the industry has produced approximately 130,000 units (excluding FEMA units).

*Credit:* The lack of available credit for retail purchasers could continue to reduce the demand for new units.

*Repossessions:* Increases in the number of repossessed units could reduce the demand for new units.

*Regulations:* Changes in zoning regulations and building codes could reduce the demand for new units.

*Geographic Concentration:* The Company's sales to the MH industry are concentrated in the southern United States. This is due to the overall geographic concentration in the MH industry. In calendar year 2005, industry shipments to the southern United States were 59.6% of total industry shipments.

HOSPITALITY MARKET RISK FACTORS

*Competition:* The market for the Company's hospitality products is highly competitive, as its customers are provided with many sourcing choices, including foreign sources for some products.

*Occupancy:* A decrease in hospitality occupancy rates could have a negative impact on both new properties and refurbishing of existing properties. Decreases in the levels of business and/or leisure travel could reduce occupancy rates.

*Sales Representation:* The majority of the Company's hospitality business is solicited by independent sales representatives. The loss of a few key representatives could have a negative effect on the Company's revenues.

GENERAL CORPORATE RISK FACTORS

*Competition:* All of the markets served by the Company are highly competitive. Competitive pricing pressure could result in loss of customers or decreased profit margins. Barriers to entry for new domestic competitors are relatively small, thereby increasing the potential for more competitors. Although the Company has not faced competition from foreign sources to date, the possibility of such competition does exist.

*Raw Material Acquisition:* The Company faces the risk of having to pay increased prices for purchasing raw material from its suppliers. Should the Company face price increases that it cannot pass on to its customers, the results of operations could suffer as a result. If the Company's suppliers were adversely affected by a disruption in the petroleum or chemical industries, the Company's costs or ability to deliver product may also be adversely affected.

*Management:* The Company is dependent on the management and guidance of William Bassett, its chairman, CEO, and president. The loss of Mr. Bassett's services could have a negative impact on the performance and growth of the Company for some period of time. To a lesser extent, the Company is dependent on the key management at each of its manufacturing operations.

*Stock Price:* The Company's stock is thinly traded. Should a major shareholder decide to liquidate its position, there could be a negative effect on the price of the stock until this condition is resolved.

*Sarbanes-Oxley:* Unless the current requirement for compliance with Section 404 of the Sarbanes-Oxley Act is changed, the Company will experience higher internal and auditing costs to comply by the end of fiscal 2007.

*Significant Customer:* Sales to Fleetwood Enterprises represented 22.5% of the Company's sales in 2005. Although the Company has an agreement with Fleetwood to be its exclusive supplier of certain products through January 2010, Fleetwood's performance in its own markets could have a negative impact on the Company's sales and results of operations. To a lesser extent, the loss of other major customers could also adversely affect the Company.

*Information Systems:* The Company is in the process of upgrading its Enterprise-Resource-Planning (ERP) system. Any unforeseen difficulties in the implementation of this system can result in increased future consulting costs as well as increased depreciation costs for the installed software.

**Item 2. Properties.**

The following table summarizes certain information concerning the Company's properties:

| Location | Principal Use | Approx. Square Feet | Owned/Leased |
|---|---|---|---|
| Haleyville, Alabama | Offices, manufacturing and warehouse | 54,000 | Owned |
| Red Bay, Alabama | Offices, manufacturing and warehouse | 33,800 | Leased |
| Phoenix, Arizona | Offices, manufacturing and warehouse | 35,000 | Owned |
| Pembroke Pines, Florida | Offices | 3,148 | Leased |
| Douglas, Georgia | Offices, manufacturing and warehouse | 28,000 | Owned |
| Elkhart, Indiana | Offices, manufacturing and warehouse | 51,000 | Owned |
| Goshen, Indiana | Offices, manufacturing and warehouse | 55,700 | Owned |
| Bossier, Louisiana | Offices, manufacturing and warehouse | 20,000 | Owned |
| Salisbury, North Carolina | Offices, manufacturing and warehouse | 22,800 | Leased |
| Berwick, Pennsylvania | Offices, manufacturing and warehouse | 12,500 | Leased |
| Bloomsburg, Pennsylvania | Offices, manufacturing and warehouse | 56,500 | Owned |
| Abbotsford, Wisconsin | Offices, manufacturing and warehouse | 23,900 | Leased |
| | Total Owned | 300,200 | |
| | Total Leased | 96,148 | |

The Company considers that its offices, plants, machinery and equipment are well maintained, adequately insured and suitable for their purposes and that its plants are adequate for the presently anticipated needs of the business. The Goshen, IN, Elkhart, IN, and Bloomsburg, PA facilities are subject to mortgages as mentioned in Note 6 to the financial statements.

**Item 3. Legal Proceedings.**

None.

**Item 4. Submission of Matters to a Vote of Security Holders.**

None.

## PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

The Company's Common Stock is listed and traded on the American Stock Exchange, AMEX symbol DII.

Common Stock price information is set forth in the table below.

| | 2005 Sales Prices | | 2004 Sales Prices | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $ 9.85 | $ 8.01 | $ 8.48 | $ 6.35 |
| Second Quarter | 9.80 | 7.97 | 8.72 | 7.45 |
| Third Quarter | 8.84 | 7.00 | 9.29 | 8.22 |
| Fourth Quarter | 8.85 | 7.60 | 9.25 | 7.76 |

As of March 24, 2006, the Company had 256 shareholders of record of its Common Stock.

Total cash dividend payments were $0.12 per share in 2005 and 2004. The Company expects to maintain the dividend rate of $0.12 per share in 2006.

At December 31, 2005, the Company had outstanding options under one shareholder approved option plan. Under the 1995 Incentive Stock Option Plan ("1995 Plan"), the Company has granted options to its key employees for up to 520,832 shares of Common Stock (as adjusted for stock splits). The following is a summary of the options outstanding under the 1995 Plan at December 31, 2005:

| | Number of shares optioned | Weighted average exercise price | Number of shares available for future options |
|---|---|---|---|
| 1995 Plan | 362,728 | $6.19 | 0 |

The Company also provides a stock grant to its non-employee directors as compensation for their services as directors. In 2005, the Company awarded four non-employee directors a total of 8,487 shares. In 2004, the Company awarded five non-employee directors a total of 9,927 shares. All non-employee directors receive their shares in a Directors Trust, for which the president of the Company is the Trustee. The shares were not registered under the Securities Act of 1933 in reliance upon Section 4(2) and other exemptions.

The Company made no Common Stock repurchases during fiscal 2005.

**Item 6. Selected Financial Data.**

| | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| FOR THE YEAR | | | | | |
| Net Sales | $ 50,525,343 | $ 50,449,214 | $ 41,803,224 | $ 38,641,605 | $ 34,782,121 |
| Net Income | $ 1,364,814 | $ 1,394,698 | $ 1,561,778 | $ 1,384,379 | $ 861,561 |
| AT YEAR END | | | | | |
| Total Assets | $ 24,294,365 | $ 23,962,077 | $ 21,088,322 | $ 19,480,134 | $ 18,365,516 |
| Long Term Obligations | $ 1,536,754 | $ 1,752,568 | $ 1,926,832 | $ 1,477,973 | $ 1,604,245 |
| Long-term Debt/Total Capitalization | 8.25% | 9.98% | 11.65% | 9.97% | 11.40% |
| Working Capital | $ 6,092,349 | $ 4,167,876 | $ 8,007,862 | $ 6,191,028 | $ 6,074,073 |
| Current Ratio | 2.20:1 | 1.73:1 | 3.05:1 | 2.49:1 | 2.56:1 |
| Stockholders' Equity | $ 17,088,012 | $ 15,799,668 | $ 14,614,621 | $ 13,348,108 | $ 12,463,950 |
| PER SHARE | | | | | |
| Basic | $ 0.47 | $ 0.50 | $ 0.56 | $ 0.49 | $ 0.31 |
| Diluted | $ 0.46 | $ 0.47 | $ 0.55 | $ 0.49 | $ 0.31 |
| Book Value | $ 5.84 | $ 5.58 | $ 5.22 | $ 4.78 | $ 4.43 |
| Cash Dividends Declared | $ 0.12 | $ 0.12 | $ 0.12 | $ 0.12 | $ 0.12 |

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

*Overview*

The Company provides interior furnishings to original equipment manufacturers of manufactured housing and recreational vehicles and to the hospitality market. This interior furnishing market is highly competitive. The Company faces risk as the demand for its products is affected by the industry demand in the three markets that the Company serves. Any significant decline in the demand for manufactured housing, recreational vehicles, or hospitality accommodations can adversely affect the Company's results of operations or financial condition.

A large amount of the Company's sales are to a relatively few recreational vehicle and manufactured housing customers. In 2005, the Company's top 10 customers accounted for approximately 58% of net sales, as opposed to 64% in 2004. The loss of a large customer can have a significant impact on the Company's results of operations. In 2004, with the completion of a supply agreement with Fleetwood Enterprises, the Company is under contract to be the exclusive supplier of Fleetwood's interior furnishings through at least January 2010. Fleetwood represented 22.5% of the Company's net sales in 2005. Fleetwood operates in both the recreational vehicle and manufactured housing industries.

In August 2004, the Company purchased a facility in Phoenix, Arizona to manufacture product for customers located in the western United States. This facility has enabled the Company to better supply Fleetwood's west coast operations and also to solicit new customers.

The Company faces the risk that its furnishings could be provided by companies with cheaper labor sources, such as from Asian sources. However, the lack of sufficient lead times from its customers, as well as the customized nature of many of the Company's products, presents a substantial barrier to entry for overseas firms.

The recreational vehicle market experienced a slight overall increase in 2005. Total industry shipments of motor homes and travel trailers have increased from 370,100 in 2004 to 384,400 in 2005, exclusive of 15,500 Emergency Living Units (in connection with the 2005 hurricanes). Travel trailer shipments by the RV industry increased 10.5% in 2005 when compared to 2004. However, industry shipment of motor homes decreased by 14.5% in 2005. The reduction in the Company's sales to the RV industry was directly related to lower production of travel trailers and motor homes by its customers.

The manufactured housing market has been relatively flat since 2002. Industry shipments in 2005 were about 146,700; compared to the 130,800 shipments in 2004. However, the shipments reported by the manufactured housing industry included a surge in the fourth quarter due to FEMA living units from the 2005 hurricanes. Without these shipments, industry production for 2005 had been up about 1.7% for the first three quarters of 2005. Excluding the FEMA production, sales by the manufactured housing industry for all of 2005 was virtually flat when compared to 2004.

Sales to the hospitality industry increased about 21.3% during 2005 when compared to the previous year. Hospitality sales are affected by demand for hospitality accommodations and the growth of the industry. This was the highest volume of annual sales experienced by the Company to this market.

*Sales By Market:*

The following table represents net sales to each of the three different markets that the Company serves for the three fiscal years ended December 31, 2005

(dollars in thousands)

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | Net Sales | % of total | Net Sales | % of total | Net Sales | % of total |
| Recreational Vehicle | $ 28,621 | 57% | $ 31,135 | 62% | $ 25,774 | 62% |
| Manufactured Housing | 10,044 | 20% | 9,534 | 19% | 7,006 | 17% |
| Hospitality | 11,860 | 23% | 9,780 | 19% | 9,023 | 21% |
| Total Net Sales | $ 50,525 | 100% | $ 50,449 | 100% | $ 41,803 | 100% |

*Critical Accounting Policies:*

The methods, estimates and judgments the Company uses in applying its accounting policies have a significant impact on the results it reports in the financial statements. Some of the accounting policies require it to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. The most critical accounting estimates include: the valuation of accounts receivable and inventory.

The Company reviews its accounts receivable portfolio frequently, assessing any past due accounts for collectability. Physical inventories are conducted at each of the Company's manufacturing facilities at least quarterly, and inventories are assessed for any slow moving or obsolete items, which constitutes the main judgment necessary in valuing the inventory. Reserves for both receivables and inventory are reviewed quarterly and adjusted as required.

Other assumptions the Company faces are the assessment of goodwill, intangible asset, and long-lived assets for impairment, the calculation of the provision for income taxes and valuation of deferred tax assets and liabilities. The Company believes that its assumptions in relation to its critical accounting policies have been reasonably accurate, and does not foresee any future material changes in its estimates or assumptions.

*Liquidity and Financial Resources:*

1) Working capital at December 31, 2005 was $6,092,349 compared to $4,167,876 at January 1, 2005.

2) The current ratio was 2.20:1 at year-end 2005 compared to 1.73:1 at year-end 2004.

3) The liquid ratio was 1.06:1 at year-end 2005 compared to 0.83:1 at year-end 2004.

4) The long-term debt ratio was 8.25% at December 31, 2005 compared to 9.98% a year earlier.

Net accounts receivable increased $1,109,741 (32.0%) at December 31, 2005, when compared to January 1, 2005. Accounts receivable increased due to the increase in sales to the recreational vehicle market in the fourth quarter of 2005 compared to 2004, as well as an increased percentage of sales to the Company's hospitality customers. Days Sales Outstanding (DSO) increased from 27.4 days at the end of fiscal 2004 to 33.1 days at the end of fiscal 2005. The reason for this increase was mostly an increased proportion of sales to the hospitality market, which historically have a higher DSO than the other two markets that the Company serves.

In January 2004, the Company began assigning certain account receivables under a "Receivables Servicing and Credit Approved Receivables Purchasing Agreement" with CIT Group/Commercial Services Inc. Only receivables from sales to the hospitality industry may be assigned to CIT. Under the agreement CIT provides credit checking, credit approval, and collection responsibilities for the assigned receivables. If CIT approves an order from a hospitality customer and the resulting receivables are not paid or disputed by the customer within ninety days of sale, CIT will pay the receivable to the Company and assume ownership of the receivable. CIT begins collection efforts for the assigned receivables (both approved and not approved) when they are due (hospitality sales are made on Net 30 terms). Approved receivables were approximately $678,000 at December 31, 2005. Hospitality customers are instructed to make payments directly to CIT and CIT then wires collected funds to the Company. The Company pays CIT six-tenths of a percent of all assigned receivables. Management believes this cost will be mostly offset by reductions in Bad Debt expense and collection costs. The Company entered into this arrangement to take advantage of CIT's extensive credit checking and collection capabilities. Management believes this arrangement has improved liquidity.

Net inventories increased $686,902 (13.4%) at December 31, 2005, when compared to January 1, 2005. The increase in inventories was due to increased levels of fourth quarter business activity, principally in the recreational vehicle and hospitality markets.

Capital expenditures for 2005 were $579,629 compared to $2,266,466 in 2004, excluding the assets acquired from Fleetwood. The 2004 expenditures included $1,554,421 for land, building, and equipment for the opening of the Company's Phoenix, Arizona facility. At this time, capital spending for 2006 is expected to be in excess of $3,000,000, including approximately $2,400,000 for new properties and expansion.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The Company had no borrowings at year-end under its $5,000,000 revolving line-of-credit. The Company does expect to use its line of credit during 2006. In addition, the Company expects to use a term loan to fund the real estate additions and expansions.

*Results of Operations:*

*2005 vs. 2004*

The following table shows a comparison of the results of operations between fiscal 2005 and fiscal 2004:

| | Fiscal 2005 | % of Sales | Fiscal 2004 | % of Sales | $ Increase (Decrease) | % Change |
|---|---|---|---|---|---|---|
| Net Sales | $50,525,343 | 100% | $50,449,214 | 100% | $ 76,129 | 0.2% |
| Cost of Products Sold | 40,258,115 | 79.7% | 40,332,649 | 79.9% | (74,534) | -0.2% |
| Gross Profit | 10,267,228 | 20.3% | 10,116,565 | 20.1% | 150,663 | 1.5% |
| Selling and Administrative Expenses | 8,148,485 | 16.1% | 7,798,898 | 15.5% | 349,587 | 4.5% |
| Operating Income | 2,118,743 | 4.2% | 2,317,667 | 4.6% | (198,924) | -8.6% |
| Other Income (Expense) | | | | | | |
| Interest, Investment and Other Income | 90,902 | 0.2% | 90,163 | 0.2% | 739 | 0.8% |
| Interest Expense | (74,831) | -0.2% | (107,132) | -0.2% | 32,301 | -30.2% |
| Earnings Before Income Taxes | 2,134,814 | 4.2% | 2,300,698 | 4.6% | (165,884) | -7.2% |
| Provision for Income Taxes | 770,000 | 1.5% | 906,000 | 1.8% | (136,000) | -15.0% |
| **Net Income** | $ 1,364,814 | 2.7% | $ 1,394,698 | 2.8% | $ (29,884) | -2.1% |

Net sales for fiscal 2005 were $50,525,343 compared to $50,449,214 in fiscal 2004. The net sales increase was 0.2%. Sales to the recreational vehicle market decreased 8.1%, primarily due to decreased shipments by its customers. Sales to the manufactured housing industry increased 5.3%. Sales to the hospitality market increased 21.3%.

Cost of goods sold as a percentage of sales was 79.7% in 2005 versus 79.9% in 2004. A slight increase in the cost of raw materials as a percentage of sales was offset by a slight decrease in labor costs as a percentage of sales. The Company experienced increases in its material costs in the second half of 2005 due to the impact on prices caused by that year's hurricanes. The customized nature of the Company's products made to each of its customers' unique specifications, does not enable a detailed discussion of the effects of changes in prices, costs, volumes, and product mix on the costs of goods sold percentage. Management does monitor overall material cost, labor cost, and factory overheads for each of its manufacturing locations. Management reviews significant variations or changing trends with general managers. If necessary, appropriate actions are taken to address issues.

Selling and administrative expenses increased to $8,148,485 in 2005 from $7,798,898 in 2004. As a percentage of sales, selling and administrative expenses increased from 15.5% to 16.1%. Most of the increase is attributable to a decision to convert the Company's ERP system to a different software platform. Impairment of the old system resulted in a one-time $165,647 pretax charge. Without this charge, selling and administrative expenses as a percentage of sales would have been 15.8%. Increased commission expense due to increased hospitality industry sales was also another major reason for the increase.

Interest, investment and other income remained flat at $90,902 in 2005, while interest expense decreased $32,301 or 30.2%. The decrease in interest expense resulted primarily from the final payment of the Fleetwood acquisition liability in January 2005, partially offset by the effect of higher interest rates on the Company's variable rate obligations.

Net income was $1,364,814 in 2005 compared to $1,394,698 in 2004. Net income as a percent of sales decreased to 2.7% in 2005 compared to 2.8% in 2004. The provision for income taxes, as a percentage of income before taxes, decreased from 39.4% to 36.1%. This is due to disqualifying dispositions of employee stock options, for which the Company received an income tax benefit, as well as the effects of the American Jobs Creation Act, which provide tax benefits for companies that provide American manufacturing jobs. Without the previously mentioned charge for the Company's software conversion, the Company would have experienced an increase in net income for 2005.

*2004 vs. 2003*

The following table shows a comparison of the results of operations between fiscal 2004 and fiscal 2003:

| | Fiscal 2004 | % of Sales | Fiscal 2003 | % of Sales | $ Increase (Decrease) | % Change |
|---|---|---|---|---|---|---|
| Net Sales | $50,449,214 | 100% | $41,803,224 | 100% | $ 8,645,990 | 20.7% |
| Cost of Products Sold | 40,332,649 | 79.9% | 32,679,542 | 78.2% | 7,653,107 | 23.4% |
| Gross Profit | 10,116,565 | 20.1% | 9,123,682 | 21.8% | 992,883 | 10.9% |
| Selling and Administrative Expenses | 7,798,898 | 15.5% | 6,590,362 | 15.8% | 1,208,536 | 18.3% |
| Operating Income | 2,317,667 | 4.6% | 2,533,320 | 6.0% | (215,653) | -8.5% |
| Other Income (Expense) | | | | | | |
| Interest, Investment and Other Income | 90,163 | 0.2% | 112,669 | 0.3% | (22,506) | -20.0% |
| Interest Expense | (107,132) | -0.2% | (56,211) | -0.1% | (50,921) | 90.6% |
| Earnings Before Income Taxes | 2,300,698 | 4.6% | 2,589,778 | 6.2% | (289,080) | -11.2% |
| Provision for Income Taxes | 906,000 | 1.8% | 1,028,000 | 2.5% | (122,000) | -11.9% |
| **Net Income** | $ 1,394,698 | 2.8% | $ 1,561,778 | 3.7% | $ (167,080) | -10.7% |

Net sales for fiscal 2004 were $50,449,214 compared to $41,803,224 in fiscal 2003. The net sales increase was 20.7%. Sales to the recreational vehicle market increased 20.8%, primarily due to increased recreational vehicle market shipments. Sales to the manufactured housing industry increased 36.1%. The increase in sales to the manufactured housing market was entirely due to the additional Fleetwood business. Sales to the hospitality market increased 8.4%.

Cost of goods sold as a percentage of sales was 79.9% in 2004 versus 78.2% in 2003. The major reasons for the increase in this percentage were the higher costs of production at the facility acquired from Fleetwood and the transition costs incurred by the Company to re-distribute most of the acquired business to its other facilities. Without these expenses, the cost of goods sold percentage would have been 78.9% in 2004. This increase resulted from somewhat higher costs in both material and labor. The customized nature of the Company's products made to each of its customers' unique specifications, does not enable a detailed discussion of the effects of changes in prices, costs, volumes, and product mix on the costs of goods sold percentage. Management does monitor overall material cost, labor cost, and factory overheads for each of its manufacturing locations. Management reviews significant variations or changing trends with general managers. If necessary, appropriate actions are taken to address issues.

Selling and administrative expenses increased to $7,798,898 in 2004 from $6,590,362 in 2003. As a percentage of sales, selling and administrative expenses fell from 15.8% to 15.5%. The dollar increase is due mostly to the amortization of the intangible asset from the Fleetwood acquisition, increased personnel costs due to Company growth, fees resulting from the Company's credit servicing agreement, and professional fees arising from labor efficiency studies. The percentage decrease is due to fixed expenses being spread over a larger sales volume.

Interest, investment and other income decreased 20.0% to $90,163 in 2004, while interest expense increased $50,921 or 90.6%. These changes resulted primarily from lower cash balances during 2004 due to the use of cash and the line of credit to pay for the acquisition of the Fleetwood drapery operation, higher than normal capital expenditures, and accrued interest expense on inventory acquired from Fleetwood.

Net income was $1,394,698 in 2004 compared to $1,561,778 in 2003. Net income as a percent of sales decreased to 2.8% in 2004 compared to 3.7% in 2003.

*EBITDA*

EBITDA represents income before income taxes, interest expense, depreciation and amortization and is an approximation of cash flow from operations before tax. The Company uses EBITDA as an internal measure of performance and believes it is a useful and commonly used measure of financial performance in addition to income before taxes and other profitability measures under U.S. Generally Accepted Accounting Principles ("GAAP").

EBITDA is not a measure of performance under GAAP. EBITDA should not be construed as an alternative to operating income and income before taxes as an indicator of the Company's operations in accordance with GAAP. Nor is EBITDA an alternative to cash flow from operating activities in accordance with GAAP. The Company's definition of EBITDA can differ from that of other companies.

The following table reconciles Net Income, the most comparable measure under GAAP, to EBITDA for each of the three fiscal years ended December 31, 2005:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net Income | $ 1,364,814 | $ 1,394,698 | $ 1,561,778 |
| Add: | | | |
| Income Tax | 770,000 | 906,000 | 1,028,000 |
| Interest Expense | 74,831 | 107,132 | 56,211 |
| Depreciation and Amortization | 1,436,911 | 1,407,986 | 711,443 |
| Loss on Disposal of Assets | 165,315 | 11,079 | 11,575 |
| EBITDA | $ 3,811,871 | $ 3,826,895 | $ 3,369,007 |

*Contractual Obligations*

The following table summarizes the Company's financial obligations as of December 31, 2005:

(in thousands)

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 and thereafter | Total |
|---|---|---|---|---|---|---|---|
| Employment Contracts | $ 401 | $ 376 | $ 266 | $ 258 | $ 244 | $ 489 | $ 2,034 |
| Operating Leases | 303 | 102 | 73 | 61 | 31 | 12 | 582 |
| Long Term Debt- Principal | 212 | 206 | 595 | 120 | 125 | 490 | 1,748 |
| Long Term Debt- Interest | 64 | 56 | 38 | 25 | 20 | 32 | 235 |
| Total | $ 980 | $ 740 | $ 972 | $ 464 | $ 420 | $ 1,023 | $ 4,599 |

Interest on long term debt consists of both fixed and variable interest rate obligations. Projected interest rates on variable interest rate obligations are the interest rates in effect as of December 31, 2005. See Item 7A, "Quantitative and Qualitative Disclosures about Market Risk", for further information about uncertainties from fixed and variable interest rate obligations.

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

The Company faces minimum potential market risk in its long-term debt. The Company had four separate long-term debt agreements outstanding as of December 31, 2005.

The Company faces the risk that if market interest rates increase, the two interest rate obligations of the Company with a variable interest rate would require higher payments of interest. As of December 31, 2005, the bond secured by the Company's Goshen, Indiana property of $1,035,000 had a variable interest rate of 3.66% per annum. Each increase of 1% could increase interest expense by approximately $10,300 in 2006 and lower amounts in successive years as principal is paid down, terminating in 2014. Also, the $145,833 bond on the Company's Bloomsburg, Pennsylvania property had a variable interest rate of 3.60% at December 31, 2005. Each increase of 1% in market rates could cause an increase in interest expense of less than $2,000 in 2005 and lower amounts in successive years as principal is paid down, terminating in 2008. Interest rates are exclusive of letter of credit fees paid to third parties to guarantee the payment of these obligations, which fees are 1% or less, and are not subject to increase.

The Company believes the risks associated with its fixed rate obligations are minimal, as the Company believes the current rates approximate current market rates, and that the current market rates are unlikely to go significantly lower. Should market interest rates rise significantly, the Company would benefit in that it would have locked in a lower fixed rate that will remain in effect for the life of the loan.

**Item 8. Financial Statements and Supplementary Data.**

The financial statements, financial statements schedule, and reports of independent certified public accountants listed in Item 15(a) of this report are filed under this Item 8.

**Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

(a) The Company's principal executive officer and principal financial officer have reviewed the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005 and have concluded that they were adequate and effective.

(b) During the most recent fiscal quarter, there were no changes in the Company's internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

**Item 9B. Other Information.**

None.

## PART III

### Item 10. Directors and Executive Officers of the Registrant.

The information required by this item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after December 31, 2005. Such information is incorporated herein by reference.

### Item 11. Executive Compensation.

The information required by this item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after December 31, 2005. Such information is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after December 31, 2005. Such information is incorporated herein by reference.

### Item 13. Certain Relationships and Related Transactions.

The information required by this item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after December 31, 2005. Such information is incorporated herein by reference.

### Item 14. Principal Accountant Fees and Services.

The information required by this item will be included in a definitive proxy statement, pursuant to Regulation 14A, to be filed not later than 120 days after December 31, 2005. Such information is incorporated herein by reference.

## PART IV

**Item 15. Exhibits and Financial Statement Schedules.**

(a) The following documents are filed as a part of this report:

Financial Statements and Schedules

(1) Independent Auditors' Report

(2) Balance Sheets - December 31, 2005 and January 1, 2005

(3) Statements of Earnings for the three fiscal years ended December 31, 2005

(4) Statements of Stockholders' Equity for the three fiscal years ended December 31, 2005

(5) Statements of Cash Flows for the three fiscal years ended December 31, 2005

(6) Notes to the Financial Statements

(7) Independent Auditors' Report on Financial Statement Schedule

Schedule II - Valuation and Qualifying Accounts

All other schedules are omitted because they are not required or are inapplicable or the information is included in the financial statements or notes thereto.

Exhibits

3A Articles of Incorporation as amended to date, filed as Exhibit 3A to Form 10-K for the fiscal year ended December 28, 1985 and incorporated herein by reference.

3B.1 By-laws as amended to date, filed as Exhibit 3B.1 to Form 10-Q for the Quarter ended July 2, 1988 and incorporated herein by reference.

10E Lease dated February 9, 1984 between registrant, as lessee, and Leon and Eleanor Bradshaw covering property at 500 North Long Street, Salisbury, North Carolina, filed as Exhibit 10(b)(4)(iv) to Registration Statement No. 2-92853 and incorporated herein by reference.

10H Lease Agreement dated December 13, 1983 covering property at 101 West Linden Street, Abbotsford, Wisconsin, and assignment thereof to the registrant, as lessee, dated October 2, 1985, filed as Exhibit 10H to Form 10-K for the fiscal year ended December 28, 1985 and incorporated herein by reference.

10H.1 Lease Modification Agreement dated May 20, 1988 regarding Exhibit 10H, filed as Exhibit 10H.1 to Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference.

10H.2 Lease Modification Agreement dated September 30, 1996 regarding Exhibit 10H, filed as Exhibit 10H.2 to Form 10-K for the fiscal year ended December 28, 1996 and incorporated herein by reference.

10M.1 Medical and Dental Reimbursement Plan, as amended to date, filed as Exhibit 10M.1 to Form 10-K for the fiscal year ended January 3, 1987 and incorporated herein by reference.*

10T Employment Agreement dated August 2, 1994 between the registrant and William Bassett, filed as Exhibit 10T to Form 10-Q for the quarter ended July 2, 1994 and incorporated herein by reference.*

10T.1 Amendment dated July 29, 2003 to Employment Agreement between the registrant and William Bassett, filed as Exhibit 10T.1 to Form 10-Q for the quarter ended June 28, 2003 and incorporated herein by reference.*

10T.2 Amendment dated May 25, 2004 to Employment Agreement between the registrant and William Bassett, filed as Exhibit 10T.2 to Form 10-Q for the quarter ended July 3, 2004 and incorporated herein by reference.*

10U.3 1995 Incentive Stock Option Plan, as amended, filed as Exhibit 10U.3 to Form 10-Q for the quarter ended July 3, 2004 and incorporated herein by reference.*

10W.1- Amended and Restated Stock Plan for Non-Employee Directors and related Grantor Trust Agreement, as amended, effective July 1, 2004, filed as Exhibit 10W.1 to Form 10-Q for the quarter ended July 3, 2004 and incorporated herein by reference.*

10Y Revolving line of credit agreement with Washington Mutual Bank dated April 16, 2004, filed as Exhibit 10Y to Form 10-K for the fiscal year ended January 1, 2005 and incorporated herein by reference.

10Z Asset Purchase Agreement dated as of January 23, 2004, between registrant and Fleetwood Homes of Georgia, Inc. relating to drapery manufacturing plant in Douglas, Georgia, filed as Exhibit 10Z to Form 8-K dated February 4, 2004 and incorporated herein by reference.

11S Computation of diluted earnings per share, filed herewith.

14 Code of Conduct and Ethics, filed as Exhibit 14 to Form 10-K for the fiscal year ended January 3, 2004 and incorporated herein by reference.

23E Consent of Independent Auditors, filed herewith.

31.1 Certification of President, filed herewith.

31.2 Certification of Chief Financial Officer, filed herewith.

32 Certificate required by 18 U.S.C. §1350, filed herewith.

---

*Management contract or compensatory plan.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DECORATOR INDUSTRIES, INC.
(Registrant)

By: /s/ Michael K. Solomon
Michael K. Solomon
Chief Financial Officer

Dated: March 29, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

| Name | Title | Signature | Date |
|---|---|---|---|
| William A. Bassett | Chairman, President, Chief Executive Officer and Director | /s/ William A. Bassett | March 29, 2006 |
| Michael K. Solomon | Vice President, Treasurer, Secretary, Principal Financial and Accounting Officer | /s/ Michael K. Solomon | March 29, 2006 |
| Joseph N. Ellis | Director | /s/ Joseph N. Ellis | March 29, 2006 |
| Ellen Downey | Director | /s/ Ellen Downey | March 29, 2006 |
| Thomas Dusthimer | Director | /s/ Thomas Dusthimer | March 29, 2006 |
| William Dixon | Director | /s/ William Dixon | March 29, 2006 |
| Terrence Murphy | Director | /s/ Terrance Murphy | March 29, 2006 |

Louis Plung & Company

Four Gateway Center, 9th Floor, Pittsburgh, PA 15222
Tel: 412-281-8771 • Fax: 412-281-7001
email: info@louisplung.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of
**Decorator Industries, Inc.**

We have audited the accompanying balance sheets of Decorator Industries, Inc. (a Pennsylvania corporation) as of December 31, 2005 and January 1, 2005 and the related statements of earnings, stockholders' equity and cash flows for each of the three fiscal years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Decorator Industries, Inc. as of December 31, 2005 and January 1, 2005, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Louis Plung & Company LLP

LOUIS PLUNG & COMPANY, LLP
Certified Public Accountants

Pittsburgh, Pennsylvania
February 11, 2006

## DECORATOR INDUSTRIES, INC
## BALANCE SHEETS

| ASSETS | December 31, 2005 | January 1, 2005 |
|---|---|---|
| **Current Assets:** | | |
| Cash and Cash Equivalents | $ 490,377 | $ 730,539 |
| Accounts Receivable, less allowance for doubtful accounts ($131,690 and $144,077) | 4,574,415 | 3,464,674 |
| Inventories | 5,800,553 | 5,113,651 |
| Other Current Assets | 311,603 | 588,853 |
| **Total Current Assets** | 11,176,948 | 9,897,717 |
| Property and Equipment | | |
| Land, Buildings & Improvements | 7,253,742 | 7,250,064 |
| Machinery, Equipment, Furniture & Fixtures | 6,604,629 | 6,482,534 |
| Total Property and Equipment | 13,858,371 | 13,732,598 |
| Less: Accumulated Depreciation and Amortization | 6,426,548 | 5,874,855 |
| Net Property and Equipment | 7,431,823 | 7,857,743 |
| Goodwill, less accumulated Amortization of $1,348,569 | 2,731,717 | 2,731,717 |
| Identifiable intangible asset, less accumulated Amortization of $1,259,713 and $611,713 | 2,635,278 | 3,283,278 |
| Other Assets | 318,599 | 191,622 |
| **Total Assets** | $ 24,294,365 | $ 23,962,077 |

| LIABILITIES & STOCKHOLDERS' EQUITY | December 31, 2005 | January 1, 2005 |
|---|---|---|
| **Current Liabilities:** | | |
| Accounts Payable | $ 3,075,795 | $ 2,539,252 |
| Current Maturities of Long-term Debt | 211,800 | 170,709 |
| Accrued Expenses: | | |
| Compensation | 944,109 | 1,016,262 |
| Acquisition Liability | ---- | 1,067,472 |
| Other | 852,895 | 936,146 |
| **Total Current Liabilities** | 5,084,599 | 5,729,841 |
| Long-Term Debt | 1,536,754 | 1,752,568 |
| Deferred Income Taxes | 585,000 | 680,000 |
| **Total Liabilities** | 7,206,353 | 8,162,409 |
| Stockholders' Equity | | |
| Common Stock $.20 par value: Authorized shares, 10,000,000; Issued shares, 4,574,490 and 4,489,728 | 914,898 | 897,946 |
| Paid-in Capital | 1,616,843 | 1,423,275 |
| Retained Earnings | 22,651,391 | 21,633,044 |
| | 25,183,132 | 23,954,265 |
| Less: Treasury stock, at cost: 1,648,088 and 1,660,197 shares | 8,095,120 | 8,154,597 |
| **Total Stockholders' Equity** | 17,088,012 | 15,799,668 |
| **Total Liabilities and Stockholders' Equity** | $ 24,294,365 | $ 23,962,077 |

The accompanying notes are an integral part of the financial statements.

## DECORATOR INDUSTRIES, INC
## STATEMENTS OF EARNINGS

| | For the Fiscal Year | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net Sales | $ 50,525,343 | $ 50,449,214 | $ 41,803,224 |
| Cost of Products Sold | 40,258,115 | 40,332,649 | 32,679,542 |
| Gross Profit | 10,267,228 | 10,116,565 | 9,123,682 |
| Selling and Administrative Expenses | 8,148,485 | 7,798,898 | 6,590,362 |
| Operating Income | 2,118,743 | 2,317,667 | 2,533,320 |
| Other Income (Expense) | | | |
| Interest, Investment and Other Income | 90,902 | 90,163 | 112,669 |
| Interest Expense | (74,831) | (107,132) | (56,211) |
| Earnings Before Income Taxes | 2,134,814 | 2,300,698 | 2,589,778 |
| Provision for Income Taxes | 770,000 | 906,000 | 1,028,000 |
| **Net Income** | $ 1,364,814 | $ 1,394,698 | $ 1,561,778 |
| **EARNINGS PER SHARE** | | | |
| **Basic** | **$ 0.47** | **$ 0.50** | **$ 0.56** |
| **Diluted** | **$ 0.46** | **$ 0.47** | **$ 0.55** |
| Weighted Average Number of Shares Outstanding | | | |
| Basic | 2,882,196 | 2,816,661 | 2,794,286 |
| Diluted | 2,998,598 | 2,966,787 | 2,827,602 |

The accompanying notes are an integral part of the financial statements.

# DECORATOR INDUSTRIES, INC
## STATEMENTS OF STOCKHOLDERS' EQUITY

| | COMMON STOCK | PAID-IN CAPITAL | RETAINED EARNINGS | TREASURY STOCK | TOTAL |
|---|---|---|---|---|---|
| **Balance at December 28, 2002** | $ 897,127 | $ 1,425,826 | $ 19,349,984 | $ (8,324,829) | $ 13,348,108 |
| Transactions for 2003 | | | | | |
| Net profit | | | 1,561,778 | | 1,561,778 |
| Issuance of stock for Directors compensation | | 628 | | 39,372 | 40,000 |
| Dividends paid | | | (335,265) | | (335,265) |
| Conversion of $.10 par value shares to $.20 par value shares | 19 | (19) | | | 0 |
| **Balance at January 3, 2004** | $ 897,146 | $ 1,426,435 | $ 20,576,497 | $ (8,285,457) | $ 14,614,621 |
| Transactions for 2004 | | | | | |
| Net profit | | | 1,394,698 | | 1,394,698 |
| Issuance of stock for Exercise of options | 800 | (34,406) | | 82,106 | 48,500 |
| Issuance of stock for Directors compensation | | 31,246 | | 48,754 | 80,000 |
| Dividends paid | | | (338,151) | | (338,151) |
| **Balance at January 1, 2005** | $ 897,946 | $ 1,423,275 | $ 21,633,044 | $ (8,154,597) | $ 15,799,668 |
| Transactions for 2005 | | | | | |
| Net profit | | | 1,364,814 | | 1,364,814 |
| Issuance of stock for Exercise of options | 16,952 | 165,254 | | 17,791 | 199,997 |
| Issuance of stock for Directors compensation | | 28,314 | | 41,686 | 70,000 |
| Dividends paid | | | (346,467) | | (346,467) |
| **Balance at December 31, 2005** | $ 914,898 | $ 1,616,843 | $ 22,651,391 | $ (8,095,120) | $ 17,088,012 |

The accompanying notes are an integral part of the financial statements.

**DECORATOR INDUSTRIES, INC**
**STATEMENTS OF CASH FLOWS**

| | For the Fiscal Year 2005 | 2004 | 2003 |
|---|---|---|---|
| **Cash Flows From Operating Activities:** | | | |
| Net Income | $ 1,364,814 | $ 1,394,698 | $ 1,561,778 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities | | | |
| Depreciation and Amortization | 1,436,911 | 1,407,986 | 711,443 |
| Provision for Losses on Accounts Receivable | 30,000 | ---- | 40,000 |
| Deferred Taxes | (64,000) | 51,000 | 148,000 |
| Loss on Disposal of Assets | 165,315 | 11,079 | 11,575 |
| Increase (Decrease) from Changes in: | | | |
| Accounts Receivable | (1,138,741) | 54,744 | (144,789) |
| Inventories | (686,902) | 77,218 | 264,673 |
| Prepaid Expenses | 233,740 | (331,568) | 138,335 |
| Other Assets | (138,017) | 226,182 | (6,591) |
| Accounts Payable | 536,543 | 660,569 | (181,188) |
| Accrued Expenses | (152,904) | 96,473 | (106,497) |
| **Net Cash Provided by Operating Activities** | 1,586,759 | 3,648,381 | 2,436,739 |
| **Cash Flows From Investing Activities:** | | | |
| Net cash paid for acquisitions | (1,067,472) | (4,269,422) | ----- |
| Capital Expenditures | (579,629) | (2,266,446) | (758,115) |
| Proceeds from Property Dispositions | 71,373 | 5,852 | 2,150 |
| **Net Cash Used in Investing Activities** | (1,575,728) | (6,530,016) | (755,965) |
| **Cash Flows From Financing Activities:** | | | |
| Long-term Debt Payments | (174,723) | (169,806) | (151,640) |
| Dividend Payments | (346,467) | (338,151) | (335,265) |
| Proceeds from Exercise of Stock Options | 199,997 | 48,500 | ----- |
| Issuance of Stock for Directors' Trust | 70,000 | 80,000 | 40,000 |
| Proceeds on Debt from Building | ----- | ----- | 640,000 |
| **Net Cash (Used in) Provided by Financing Activities** | (251,193) | (379,457) | 193,095 |
| Net (Decrease) Increase in Cash and Cash Equivalents | (240,162) | (3,261,092) | 1,873,869 |
| Cash and Cash Equivalents at Beginning of Year | 730,539 | 3,991,631 | 2,117,762 |
| **Cash and Cash Equivalents at End of Period** | $ 490,377 | $ 730,539 | $ 3,991,631 |
| Supplemental Disclosures of Cash Flow Information: | | | |
| Cash Paid for: | | | |
| Interest | $ 105,755 | $ 54,483 | $ 42,522 |
| Income Taxes | $ 612,172 | $ 1,135,437 | $ 745,259 |

The accompanying notes are an integral part of the financial statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company designs, manufactures and sells a broad range of interior furnishings, principally draperies, curtains, shades, blinds, bedspreads, valance boards, comforters, pillows, cushions, and trailer tents. These products are sold to original equipment manufacturers of recreational vehicles and manufactured housing and to the hospitality industry (motels/hotels) either through distributors or directly to the customers.

The Company has one industry segment and one class of products. The business in which the Company is engaged is very competitive, and the Company competes with manufacturers located throughout the country. However, no reliable information is available to enable the Company to determine its relative position among its competitors. The principal methods of competition are price, design and service.

Fiscal Year

The Company's fiscal year is a 52-53 week period ending the Saturday nearest to December 31, which results in every sixth year containing 53 weeks. Fiscal year 2005 was a 52-week period ended December 31, 2005, Fiscal year 2004 was a 52-week period ending January 1, 2005, and Fiscal year 2003 was a 53-week period ending January 3, 2004.

Revenue Recognition

The Company recognizes revenue when the sale is made, which is upon shipment of the goods to the Company's customers.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Depreciation

Buildings and equipment are stated at cost, and depreciated on straight-line methods over estimated useful lives. Leasehold improvements are capitalized and amortized over the assets' estimated useful lives or remaining terms of leases, if shorter. Equipment is depreciated over 3-10 years, buildings over 20-40 years and leasehold improvements over 5-10 years.

Goodwill and Other Intangible Assets

The excess of investment costs over the fair value of net assets related to the acquisitions of Haleyville Manufacturing (1973), Liberia Manufacturing (1985) and Specialty Windows (1997) was being amortized over a period of 40 years. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" the Company no longer amortizes goodwill. Accordingly, no goodwill was amortized in 2002 and thereafter. Starting in 2002 the Company was required to evaluate the remaining goodwill of $2,731,717 for possible impairment. The Company tests its goodwill annually for impairment. Management has most recently evaluated the goodwill as of December 31, 2005 and determined that no impairment exists.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

The Company has an identifiable intangible asset of $2,635,278 arising from the January 2004 purchase of its Douglas, Georgia facility from Fleetwood Enterprises, Inc. and the related supply agreement. This is due to $3,894,991 of acquisition expenses less $1,259,713 of accumulated amortization for this intangible asset. This intangible asset will be amortized over the life of the agreement with Fleetwood. The agreement to expand its relationship and become Fleetwood's exclusive supplier of selected interior furnishing products was the primary factor in compelling the Company to make the acquisition. The asset is currently being amortized over six years. The remaining benefits of the agreement with Fleetwood exceed the remaining capitalized cost of the intangible asset.

Impairment of Long Lived Assets

The Company reviews long-lived assets held and used, excluding intangible assets (see "Goodwill and Other Intangible Assets"), for impairment when circumstances indicate that the carrying amount of assets may not be recoverable. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company assesses the recoverability of long-lived assets by determining whether the depreciation or amortization of an asset over its remaining life can be recovered based upon management's best estimate of the undiscounted future operating cash flows (excluding interest charges) attributed to the long-lived asset and related liabilities. If the sum of such undiscounted cash flows is less than the carrying value of the asset, there is an indicator of impairment. The amount of impairment, if any, represents the excess of the carrying value of the asset over fair value. Fair value is determined by quoted market price, if available, or an estimate of projected future operating cash flows, discounted using a rate that reflects the related operating segment's average cost of funds. Long-lived assets, including intangible assets, to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

All cash balances at December 31, 2005 and January 1, 2005 were in general deposit and/or checking accounts.

Deferred Income Taxes

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Freight Costs

Freight costs associated with acquiring inventories are charged to cost of goods sold when incurred. Freight costs for delivering products to customers are included in revenues from sales at the time the goods are shipped.

### Advertising Expenses

Advertising expenses are minimal and are expensed as incurred.

### Credit Risk

The Company sells to three distinct markets, original equipment manufacturers ("OEM's") of manufactured housing, OEM's of recreational vehicles, and to the hospitality industry. To the extent that economic conditions might severely impact these markets, the Company could suffer an abnormal credit loss.

The Company sells primarily on thirty day terms. The Company's customers are spread over a wide geographic area. As such the Company believes, that it does not have an abnormal concentration of credit risk within any one geographic area.

In January 2004, the Company began assigning certain account receivables under a "Receivables Servicing and Credit Approved Receivables Purchasing Agreement" with CIT Group/Commercial Services Inc. Only receivables from sales to the hospitality industry may be assigned to CIT. Under the agreement CIT provides credit checking, credit approval, and collection responsibilities for the assigned receivables. If CIT approves an order from a hospitality customer and the resulting receivables are not paid or disputed by the customer within ninety days of sale, CIT will pay the receivable to the Company and assume ownership of the receivable. CIT begins collection efforts for the assigned receivables (both approved and not approved) when they are due (hospitality sales are made on Net 30 terms). Approved receivables were approximately $678,000 at December 31, 2005. Hospitality customers are instructed to make payments directly to CIT and CIT then wires collected funds to the Company. The Company pays CIT six-tenths of a percent of all assigned receivables. Management believes this cost was mostly offset by reductions in Bad Debt expense and collection costs in 2005. The Company entered into this arrangement to take advantage of CIT's extensive credit checking and collection capabilities. Management believes this arrangement has improved liquidity.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates and assumptions.

### Fair Value of Financial Instruments

Marketable securities are carried at fair value. Gains of $205 and $4,157 are included in income for the years ended December 31, 2005 and January 1, 2005, respectively. All other financial instruments are carried at amounts believed to approximate fair value.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Earnings Per Share

Basic earnings per share is computed by dividing net income by weighted-average number of shares outstanding. Diluted earnings per share includes the dilutive effect of stock options. See Note 10 "Earnings Per Share" for computation of EPS.

### Stock Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004) "Share Based Payment" ("SFAS No. 123(R))". This standard revised the original SFAS No. 123 by requiring the expensing of stock options, which was to take effect for the Company's third quarter of 2005. However, on April 14, 2005, the United States Security and Exchange Commission adopted a rule that changed the required compliance date for the Company to the beginning of the next fiscal year. The Company will begin recording the expense of stock options in its financial statements effective January 1, 2006. For fiscal years 2005 and prior, the company used the original provisions of SFAS No. 123. The Company assumes no tax benefit under SFAS 123(R), as all of its stock options qualify as incentive stock options, and do not qualify for a tax deduction unless there is a disqualifying disposition.

In accordance with the previous provisions of SFAS No. 123, the Company followed the intrinsic value based method of accounting as prescribed by APB 25, "Accounting for Stock Issued to Employees", for its stock-based compensation. Accordingly, no compensation cost was recognized.

At December 31, 2005, the Company had options outstanding under a fixed stock option plan, which is described below. The Company applied APB Opinion 25 and related Interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for the Company's fixed stock option plan been determined based on the fair value at the grant dates for awards under these plans consistent with the method of SFAS No. 123(R), the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

| As reported: | 2005 | 2004 | 2003 |
|---|---|---|---|
| Net Income | $1,364,814 | $1,394,698 | $1,561,778 |
| Basic Earnings Per Share | $ 0.47 | $ 0.50 | $ 0.56 |
| Diluted Earnings Per Share | $ 0.46 | $ 0.47 | $ 0.55 |
| Stock-based employee cost | $ 74,548 | $ 163,393 | $ 99,455 |
| Pro Forma Net Income | $1,290,266 | $1,231,305 | $1,462,323 |
| Pro Forma Earnings Per Share- Basic | $ 0.45 | $ 0.44 | $ 0.52 |
| Pro Forma Earnings Per Share- Diluted | $ 0.43 | $ 0.42 | $ 0.52 |

The Company expects to expense approximately $53,000 in 2006 under existing option grants.

During the initial phase-in period of SFAS No. 123 the pro forma disclosure may not be representative of the impact on the net income in future years.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The option grants for each year were calculated using the following assumptions:

| Year of Grant | Valuation Method | Dividend Yield | Expected Volatility | Risk-free Interest rate | Expected Life |
|---|---|---|---|---|---|
| 1998 | Black-Scholes | 2.6% | 47.7% | 5.6% | 5.0 years |
| 1999 | Black-Scholes | 2.5% | 42.8% | 5.8% | 5.0 years |
| 2002 | Black-Scholes | 2.3% | 41.2% | 3.6% | 10.0 years |
| 2004 | Black-Scholes | 1.5% | 40.1% | 2.8% | 5.0 years |
| 2005 | Black-Scholes | 1.3% | 41.0% | 4.1% | 5.0 years |

Awards granted in 2002 and prior assumed compensation cost was recognized on a straight-line basis over the requisite service period for the entire award. Awards granted in 2004 and 2005 assumed compensation cost was recognized on a straight line basis over the requisite service period for each seperately vesting portion of the award. The 2004 and 2005 awards vested 20% at the end of each year for five years, and the recognition of compensation cost related to these awards considered them to be in-substance, multiple awards.

### Segment Information

The Company has one business segment, the interior furnishings business, and follows the requirements of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

### Recent Accounting Developments

The following Statements of Financial Accounting Standards (SFAS) and Financial Interpretation (FIN) were issued by the Financial Accounting Standards Board (FASB):

In December 2004, the FASB issued SFAS No. 123(revised 2004), "Share-Based Payment". This Statement revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. This Statement was effective as of the first reporting period that begins after June 15, 2005. However, in April 2005, the United States Security and Exchange Commission adopted a rule that changed the required compliance date for the Company to the beginning of the next fiscal year. Accordingly, the Company will adopt SFAS No. 123(R) beginning January 1, 2006. The Company expects SFAS No. 123(R) to lead to a charge of approximately $53,000 in 2006 from the expensing of existing stock options. See "Stock-based Compensation" under Summary of Significant Accounting Policies for the effect on net income and earnings per share as if the fair value based method provided by SFAS No. 123(R) had been applied.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. It requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impractical to determine either the period specific effects or the cumulative effect of the change. The statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 does not currently have an effect on the Company's financial statements.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143". FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 does not currently have an effect on the Company's financial statements.

## (2) INVENTORIES

Inventories consisted of the following classifications:

| | 2005 | 2004 |
|---|---|---|
| Raw materials & supplies | $4,982,121 | $4,438,916 |
| In process & finished goods | 818,432 | 674,735 |
| | $5,800,553 | $5,113,651 |

## (3) LEASES

The Company leases certain buildings and equipment used in its operations. Building leases generally provide that the Company bears the cost of maintenance and repairs and other operating expenses. Rent expense was $386,862 in 2005, $390,017 in 2004, and $397,722 in 2003.

Commitments under these leases extend through September 2011 and are as follows:

| | |
|---|---|
| 2006 | $303,298 |
| 2007 | $101,871 |
| 2008 | $ 73,368 |
| 2009 | $ 60,711 |
| 2010 | $ 30,984 |
| Thereafter | $ 11,782 |

## (4) COMMITMENTS

The Company has commitments under employment, consulting and non-compete agreements entered into with two individuals. The minimum commitments under these agreements are payable as follows:

| | |
|---|---|
| 2006 | $400,647 |
| 2007 | $375,647 |
| 2008 | $265,847 |
| 2009 | $258,218 |
| 2010 | $244,333 |
| Thereafter | $488,666 |

The commitments are fixed as to cash compensation. One of the commitment also includes a long term care policy for the individual. Should premiums for this long term care policy increase, the Company's liability for this commitment will increase accordingly.

## (5) SIGNIFICANT CUSTOMERS

Sales to Fleetwood Enterprises accounted for 22.5%, 30.6% and 26.2% of Company sales in 2005, 2004 and 2003, respectively. Fleetwood operates in the manufactured housing and recreational vehicle industries. Sales to Thor Industries accounted for 9.4%, 10.8% and 8.9% of Company sales in 2005, 2004 and 2003, respectively. Thor operates in the recreational vehicle industry.

## (6) LONG TERM-DEBT AND CREDIT ARRANGEMENTS

Long-term debt consists of the following:

| | 2005 | 2004 |
|---|---|---|
| Note payable in monthly payments of $2,088 through August 2007 at 4% interest. This note is secured by the first mortgage on the Bloomsburg, PA building. | $ 37,943 | $ 60,832 |
| Note payable in monthly payments of $3,556 principal plus accrued interest at 4.39% monthly through June 2008. This note is secured by the Company's Elkhart, IN building. | 529,778 | 572,445 |
| Bond payable in monthly installments through November 2008. The interest rate is variable and is 3.60% at December 31, 2005. This bond is secured by the Company's Bloomsburg, PA property. | 145,833 | 175,000 |
| Bond payable in quarterly installments through March 2014. The interest rate is variable and is 3.66% at December 31, 2005. This bond is secured by the Company's Goshen, IN property. | 1,035,000 | 1,115,000 |
| | 1,748,554 | 1,923,277 |
| Less amount due within one year | 211,800 | 170,709 |
| | $ 1,536,754 | $ 1,752,568 |

The principal payments on long-term debt for the five years subsequent to December 31, 2005 are as follows:

| | |
|---|---|
| 2006 | $ 211,800 |
| 2007 | $ 206,476 |
| 2008 | $ 595,278 |
| 2009 | $ 120,000 |
| 2010 | $ 125,000 |
| Thereafter | $ 490,000 |

On April 16, 2004 the Company signed an agreement for a $5,000,000 revolving line of credit with Washington Mutual Bank. The maximum borrowed under this line was $629,000 in 2005; however, there were no outstanding borrowings at December 31, 2005. The Company had borrowed on the line of credit in January 2005 to pay the final $1,067,472 (plus accrued interest) due to Fleetwood for the January 2004 acquisition. The Washington Mutual agreement contains certain financial covenants. The Company was in compliance with these covenants at December 31, 2005 and January 1, 2005.

## (7) EMPLOYEE BENEFIT PLANS

On September 1, 1998 the Company began a 401(k) Retirement Savings Plan available to all eligible employees. To be eligible for the plan, the employee must be at least 21 years of age and have completed 1 year of employment. Eligible employees may contribute up to 75% of their earnings with a maximum of $14,000 for 2005 ($18,000 for employees over 50 years of age) based on the Internal Revenue Service annual contribution limit. The Company will match 25% of the first 4% of the employee's contributions up to 1% of each employee's earnings. Effective January 1, 2006, the Company increased its match to 25% of the first 6% of the employee's contributions up to 1.5% of each employee's earnings. Contributions are invested at the direction of the employee to one or more funds. Company contributions begin to vest after two years, with 100% vesting after five years. Company contributions to the plan were $49,213 in 2005, $46,230 in 2004, and $38,052 in 2003.

## (8) STOCK OPTIONS

Under the 1995 Incentive Stock Option Plan, (the "Plan"), the Company has granted options to its key employees for up to 520,832 (as adjusted for stock splits) shares of Common Stock. Under this Plan, the exercise price of the option equals the fair market price of the Company's stock on the date of the grant and an option's maximum term is 10 years. Pursuant to the Plan, options for 17,500 shares and 69,700 shares were granted in 2005 and 2004, respectively. No options were granted in 2003 under the Plan. The Plan expired during fiscal 2005, and all options available under the Plan have been issued. Options granted under the Plan continue to be valid until their respective expiration dates.

A summary of the status of the Company's outstanding stock options as of December 31, 2005, January 1, 2005, and January 3, 2004, and changes during the years ending on those dates is presented below:

| | 2005 | | 2004 | | 2003 | |
|---|---|---|---|---|---|---|
| | Shares (1) | Exercise Price (2) | Shares (1) | Exercise Price (2) | Shares (1) | Exercise Price (2) |
| Outstanding at beginning of year | 506,632 | $5.78 | 476,136 | $5.37 | 476,136 | $5.37 |
| Granted | 17,500 | 9.00 | 69,700 | 8.06 | - | - |
| Excercised | (148,904) | 4.89 | (39,204) | 5.12 | - | - |
| Forfeited/Cancelled | (12,500) | 8.87 | - | - | - | - |
| Outstanding at year-end | 362,728 | $6.19 | 506,632 | $5.78 | 476,136 | $5.37 |
| Options excercisable at year-end | 293,468 | | 427,932 | | 429,886 | |
| Weighted average fair value of options granted during the year | $3.35 | | $2.71 | | | |

(8) **STOCK OPTIONS (Continued)**

The following information applies to fixed stock options outstanding at December 31, 2005:

| | |
|---|---|
| Number outstanding (1) | 362,728 |
| Range of exercise prices | $4.80 to $9.30 |
| Weighted-average exercise price | $6.19 |
| Weighted-average remaining contractual life | 5.03 years |

(1) As adjusted for the five-for-four stock splits in June 1997 and July 1998.
(2) Based on the weighted-average exercise price.

(9) **INCOME TAXES**

A summary of income taxes is as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 679,000 | $ 705,000 | $ 719,000 |
| State | 155,000 | 150,000 | 161,000 |
| Deferred | (64,000) | 51,000 | 148,000 |
| Total | $ 770,000 | $ 906,000 | $ 1,028,000 |

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to net deferred income tax liability relate to the following:

| | 2005 | 2004 |
|---|---|---|
| Depreciation | $ 397,000 | $ 517,000 |
| Amortization | 351,000 | 298,000 |
| Inventories, due to additonal cost recorded for income tax purposes | (17,000) | (19,000) |
| Accounts receivable, due to allowance for doubtful accounts | (51,000) | (56,000) |
| Directors' Trust | (163,000) | (136,000) |
| Accrued liabilities, due to expenses not yet deductible for income tax purposes | (17,000) | (40,000) |
| | $ 500,000 | $ 564,000 |

The net deferred income tax liability is presented in the balance sheets as follows:

| | 2005 | 2004 |
|---|---|---|
| Current Asset | $ 85,000 | $116,000 |
| Long-term Liability | 585,000 | 680,000 |

## (9) INCOME TAXES (Continued)

The effective income tax rate varied from the statutory Federal tax rate as follows:

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Federal statutory rate | 34.0% | 34.0% | 34.0% |
| State income taxes, net of federal income tax benefit | 4.1 | 4.2 | 4.4 |
| Other | (2.0) | 1.2 | 1.3 |
| Effective income tax rate | 36.1% | 39.4% | 39.7% |

The Internal Revenue Service ("IRS") is currently examining the Company's federal income tax returns for 2003 and 2004. At this time, the IRS has not proposed any adjustments to the returns. As of December 31, 2005, it is not possible to determine if the IRS will have adjustments to the returns that may result in additional tax. If the IRS presents any such adjustments, the Company will determine the financial impact at that time.

## (10) EARNINGS PER SHARE

In accordance with SFAS No. 128, the following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations.

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Numerator: | | | |
| Net income | $ 1,364,814 | $ 1,394,698 | $ 1,561,778 |
| Denominator | | | |
| Weighted-average number of Common Shares outstanding | 2,882,196 | 2,816,661 | 2,794,286 |
| Dilutive effect of stock options on net income | 116,402 | 150,126 | 33,316 |
| | 2,998,598 | 2,966,787 | 2,827,602 |
| Diluted earnings per share | $ 0.46 | $ 0.47 | $ 0.55 |

DECORATOR INDUSTRIES, INC.
NOTES TO FINANCIAL STATEMENTS

## (11) QUARTERLY FINANCIAL INFORMATION (Unaudited)

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Year |
|---|---|---|---|---|---|
| 2005 | | | | | |
| Net Sales | $ 12,431,382 | $ 13,275,952 | $ 12,597,173 | $ 12,220,836 | $ 50,525,343 |
| Gross Profit | $ 2,601,699 | $ 2,588,400 | $ 2,498,579 | $ 2,578,550 | $ 10,267,228 |
| Net Income | $ 418,336 | $ 241,317 | $ 347,052 | $ 358,109 | $ 1,364,814 |
| Earnings Per Common Share: | | | | | |
| Basic | $ 0.15 | $ 0.08 | $ 0.12 | $ 0.12 | $ 0.47 |
| Diluted | $ 0.14 | $ 0.08 | $ 0.12 | $ 0.12 | $ 0.46 |
| Average Common Shares Outstanding: | | | | | |
| Basic | 2,852,270 | 2,880,102 | 2,882,788 | 2,913,625 | 2,882,196 |
| Diluted | 2,994,455 | 3,015,562 | 2,979,321 | 3,005,054 | 2,998,598 |

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Year |
|---|---|---|---|---|---|
| 2004 | | | | | |
| Net Sales | $ 12,792,048 | $ 14,320,830 | $ 12,123,515 | $ 11,212,821 | $ 50,449,214 |
| Gross Profit | $ 2,283,228 | $ 2,971,783 | $ 2,397,845 | $ 2,463,709 | $ 10,116,565 |
| Net Income | $ 200,884 | $ 538,612 | $ 295,020 | $ 360,182 | $ 1,394,698 |
| Earnings Per Common Share: | | | | | |
| Basic | $ 0.07 | $ 0.19 | $ 0.11 | $ 0.13 | $ 0.50 |
| Diluted | $ 0.07 | $ 0.18 | $ 0.10 | $ 0.12 | $ 0.47 |
| Average Common Shares Outstanding: | | | | | |
| Basic | 2,805,963 | 2,813,699 | 2,820,107 | 2,826,876 | 2,816,661 |
| Diluted | 2,928,728 | 2,956,044 | 2,993,534 | 2,988,844 | 2,966,787 |

## (12) BUSINESS ACQUISITION

On January 23, 2004, the Company entered into an agreement, effective January 26, 2004, to purchase the land, building, machinery, equipment, inventory and other assets of Fleetwood Enterprises Inc.'s ("Fleetwood") drapery operation in Douglas, Georgia for a purchase price of $4 million in cash, plus an additional amount for inventory of $1,067,472. Payment for the inventory was paid to Fleetwood on January 24, 2005 along with accrued interest at 4%.

In connection with the acquisition, the Company and Fleetwood entered into an agreement for the Company to be the exclusive supplier of Fleetwood's drapery, bedspread, and other decor requirements for a period of six years. If, at the end of three years, Fleetwood is satisfied with the Company's performance under this agreement, it will extend the terms of this agreement an additional three years.

The acquired business was engaged in the manufacture of curtains, valances, bedspreads and other decor items. Fleetwood used the acquired business to supply most of its manufactured housing and some of its recreational vehicle requirements for these items. Sales to other customers were negligible.

The Company has assigned the excess costs of this acquisition over the value of the asset acquired to an identifiable intangible asset. This intangible will be amortized over the life of the agreement with Fleetwood. The agreement to expand its relationship and become Fleetwood's exclusive supplier of the above mentioned products was the primary factor in compelling the Company to make the acquisition. The asset is currently being amortized over six years. The remaining benefits of the agreement with Fleetwood exceed the remaining capitalized cost of the intangible asset.

The Company is unable to provide meaningful pro-forma financial statements for this combination, because it is operating the business on a substantially different basis than its predecessor.

Fleetwood was the Company's largest customer in 2005 and 2004, representing 22.5% and 30.6% of total sales, respectively.

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors
and Stockholders of
**Decorator Industries, Inc.**

The audit referred to in our opinion dated February 11, 2006 on the financial statements as of December 31, 2005 and for each of the three fiscal years then ended includes the related supplemental financial schedule as listed in Item 15 (a), which, when considered in relation to the basic financial statements, presents fairly in all material respects the information shown therein.

LOUIS PLUNG & COMPANY, LLP
Certified Public Accountants

Pittsburgh, Pennsylvania
February 11, 2006

**DECORATOR INDUSTRIES, INC.**
**SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS**

| COLUMN A | COLUMN B | COLUMN C Additions | | COLUMN D | COLUMN E |
|---|---|---|---|---|---|
| | | (1) | (2) | | |
| Description | Balance at Beginning of Period | Charged to Costs And Expenses | Charged to Other Accounts Described | Deductions Described | Balance at End of Period |
| DEDUCTED FROM ASSETS TO WHICH THEY APPLY: | | | | | |
| ALLOWANCE FOR DOUBTFUL ACCOUNTS | | | | | |
| 2005 | $ 144,077 | 30,000 | 0 | 42,387 (A) | $ 131,690 |
| 2004 | $ 200,598 | 0 | 0 | 56,521 (A) | $ 144,077 |
| 2003 | $ 202,933 | 40,000 | 0 | 42,335 (A) | $ 200,598 |

(A) Write-off bad debts

| COLUMN A | COLUMN B | COLUMN C (1) | COLUMN C (2) | COLUMN D | COLUMN E |
|---|---|---|---|---|---|
| ALLOWANCE FOR SALES RETURNS | | | | | |
| 2005 | $ 30,000 | 23,663 | 0 | 0 | $ 53,663 |
| 2004 | $ 44,000 | (14,000) | 0 | 0 | $ 30,000 |
| 2003 | $ 54,000 | (10,000) | 0 | 0 | $ 44,000 |

EXHIBIT 11S

# DECORATOR INDUSTRIES, INC.
## COMPUTATION OF DILUTED EARNINGS PER SHARE OF COMMON STOCK
## FOR THE FIVE FISCAL YEARS ENDED DECEMBER 31, 2005

| | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| Net income | $ 1,364,814 | $ 1,394,698 | $ 1,561,778 | $ 1,384,379 | $ 861,561 |
| Average number of common shares outstanding | 2,882,196 | 2,816,661 | 2,794,286 | 2,793,781 | 2,812,882 |
| Dilutive effect of stock options on net income | 116,402 | 150,126 | 33,316 | 36,526 | 7,895 |
| Diluted weighted average shares used in the calculation of diluted earnings per share | 2,998,598 | 2,966,787 | 2,827,602 | 2,830,307 | 2,820,777 |
| Diluted earnings per share | $ 0.46 | $ 0.47 | $ 0.55 | $ 0.49 | $ 0.31 |

**EXHIBIT 31.1**

I, William A. Bassett, Chief Executive Officer and President, certify that:

1. I have reviewed this annual report on Form 10-K of Decorator Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2006

By: /s/ William A. Bassett
William A. Bassett, Chief Executive Officer and President

**EXHIBIT 31.2**

I, Michael K. Solomon, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Decorator Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2006

By: /s/ Michael K. Solomon
Michael K. Solomon, Chief Financial Officer

**EXHIBIT 32**

## CERTIFICATION REQUIRED BY 18 U.S.C. §1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Decorator Industries, Inc. ("the Company") on Form 10-K for the annual period ended December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, William A. Bassett, Chief Executive Officer and President of the Company, and Michael K. Solomon, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 29, 2006 By: /s/ William A. Bassett
William A. Bassett, Chief Executive Officer and President

Date: March 29, 2006 By: /s/ Michael K. Solomon
Michael K. Solomon, Chief Financial Officer

## OFFICERS

WILLIAM A. BASSETT
*Chairman of the Board,*
*President, and*
*Chief Executive Officer*

MICHAEL K. SOLOMON
*Vice President, Treasurer,*
*Secretary, and*
*Chief Financial Officer*

WILLIAM A. JOHNSON
*Controller*

MICHAEL M. LYONS
*Asst. Secretary*

## DIRECTORS

WILLIAM A. BASSETT

JOSEPH N. ELLIS
*Management Consultant*

ELLEN DOWNEY
*Retired Treasurer of*
*Ryder Systems, Inc.*

THOMAS L. DUSTHIMER
*Director/Consultant to*
*Key Bank, Elkhart*

WILLIAM C. DIXON
*President and CEO of*
*BFD of Metro Washington, Inc.*

TERRENCE H. MURPHY
*Attorney*

## ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10011 Pines Boulevard, Suite 201, Pembroke Pines, FL at 9:30 A.M., E.D.S.T., on May 24, 2006.

## TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
New York, NY – 800-937-5449

DECORATOR INDUSTRIES, INC.

10011 Pines Boulevard
Pembroke Pines, Florida 33024
Phone (954) 436-8909